UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

_____________________

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2013

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-18859

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, OK 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules

December 31, 2013 and 2012, and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2013 and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules,  schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2013 and schedule H, line 4i – schedule of assets (held at end of year) as of December  31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Oklahoma City, Oklahoma

June 4,  2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

May 23, 2013

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Investments, at fair value	$40,163,956	$31,460,666

Receivables:
Participant contributions	109,143	-
Employer contributions	129,571	-
Notes receivable from participants	980,850	910,571
Other	18,466	4,536
Total receivables	1,238,030	915,107

Total assets	41,401,986	32,375,773

Liabilities:
Excess contributions payable	-	107,342
Other	6,693	9,986
Total liabilities	6,693	117,328

Net assets reflecting all investments, at fair value	41,395,293	32,258,445

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by a
common/collective trust	(20,805)	(84,907)

Net assets available for benefits	$41,374,488	$32,173,538

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Change attributed to:
Investment income:
Net appreciation in fair value of investments	$7,159,913
Interest and dividends	441,652
Total net investment income	7,601,565

Interest income on notes receivable from participants	39,121

Contributions:
Participants	3,133,402
Employer	1,962,482
Rollover	205,468
Total contributions	5,301,352
Total additions	12,942,038

Deductions:
Benefit payments	3,566,517
Administrative expenses	174,571
Total deductions	3,741,088

Net increase in net assets available for benefits	9,200,950
Net assets available for benefits at beginning of year	32,173,538
Net assets available for benefits at end of year	$41,374,488

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”),  was last amended and restated January 1, 2013.  As a result of the restatement, the Plan became a  Safe Harbor Plan in accordance with Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3 covering “eligible employees”  of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan document.  Generally, an employee is eligible to participate in the Plan if the employee is 21 years old or older and has completed the 90 days of service required for salary deferral and one year of service for matching contributions.  An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  See the Plan document for a more complete description of the Plan’s provisions.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  Employees are required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Corporation.  Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  Highly-compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.  Non-highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:

Years of Service	Employer Match(1)
Less than 10 years (50% of second 3% salary deferral)	1.50%
Between 10 years and 20 years (75% of second 3% salary deferral)	2.25%
More than 20 years (100% of second 3% salary deferral)	3.00%

————————

(1)    Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer.  Each participant must be an eligible employee and employed on the date the contribution is made.  The Company made nonelective contributions totaling $110,075 during 2013.  Additional profit sharing amounts may be contributed at the option of the

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

Company’s Board of Directors.  Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).  No such discretionary contribution was made for 2013.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All matching contributions after January 1, 2013, vest immediately.  Contributions made to the Plan prior to January 1, 2013, are 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses.  For the year ended December 31, 2013, forfeitures reduced employer contributions by $10,983 and paid plan expenses of $36,245.  Unallocated forfeited non-vested balances of $39,933 and $708 were included in the Plan assets at December 31, 2013 and 2012, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Participants are limited to two outstanding loans at any one time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.   A participant may also make withdrawals on account of hardship,  as defined by the Plan.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

Administration and Revenue Sharing

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee.  Certain administrative expenses incurred by the Plan may be paid by the Company.

The Plan earns revenue-sharing credits from certain investment funds.  The credits may be used to pay Plan expenses.  During 2013, $130,366 was used to pay expenses incurred by the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses were recorded as of December 31, 2013 or 2012.  If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

No excess contribution payable was recorded for the 2013 plan year due to our safe harbor plan status.  The excess contribution payable for the 2012 plan year was recorded as a liability with a corresponding reduction to contributions and is a result of  amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”).  The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  To determine fair value, a three-level hierarchy is used.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.  An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include:  (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3 valuations use unobservable inputs for the asset or liability.  Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$12,407,253	$-	$-	$12,407,253
Mid Cap	1,577,672	-	-	1,577,672
Small Cap	4,819,194	-	-	4,819,194
Balanced Fund	4,731,436	-	-	4,731,436
Bond Fund	5,600,657	-	-	5,600,657
International Fund	4,681,508	-	-	4,681,508
US Treasury	1,036,798	-	-	1,036,798
Money Market Fund	111,843	-	-	111,843
Employer Stock	2,513,944	-	-	2,513,944
Cash Reserve Account	62,161	-	-	62,161
Common/Collective Trust:
Stable Pooled Fund	-	2,621,490	-	2,621,490
	$37,542,466	$2,621,490	$-	$40,163,956

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$9,035,482	$-	$-	$9,035,482
Mid Cap	709,508	-	-	709,508
Small Cap	3,409,604	-	-	3,409,604
Balanced Fund	3,084,243	-	-	3,084,243
Bond Fund	5,650,178	-	-	5,650,178
International Fund	3,946,495	-	-	3,946,495
US Treasury	1,108,316	-	-	1,108,316
Money Market Fund	61,019	-	-	61,019
Employer Stock	1,435,907	-	-	1,435,907
Cash Reserve Account	7,194	-	-	7,194
Common/Collective Trust:
Stable Pooled Fund	-	3,012,720	-	3,012,720
	$28,447,946	$3,012,720	$-	$31,460,666

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at published market prices, which represent the net asset value  (“NAV”) of shares held by the Plan at year end.

Sonic common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic common stock, but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (“DRC Fund”).  The statements of net assets available for benefits present the fair value of the DRC Fund and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the DRC Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments.  The contract value of the DRC Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The DRC Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This DRC  Fund is primarily invested in guaranteed investment contracts, bank investment contracts and synthetic investment contracts.  Participant redemptions have no restrictions.

Withdrawals from the DRC Fund which are due to the Plan’s initiated events will be made within the twelve-month period following receipt of the Plan’s written withdrawal request by Transamerica Retirement Solutions (“Transamerica”), known as Diversified Retirement Corporation prior to April 1, 2013.  Initiated events are  events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the DRC Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs.  During the above referenced twelve-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the DRC Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with United States (“U.S.”) generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.  Investments

The Plan's investments are held by an appointed trust company.  The Plan’s recordkeeper is Transamerica and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”).  Investments, at fair value, representing 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2013	2012
American Funds EuroPacific Growth Fund	$3,878,140	$3,268,290
American Funds The Income Fund of America	4,731,436	3,084,243
Diversified Stable Pooled Fund*	2,621,490	3,012,720
Dreyfus Intermediate Term Income Fund	4,719,387	4,756,604
Invesco Growth and Income Fund	6,528,709	4,878,601
Invesco Small Cap Value Fund	2,908,144	2,006,430
Mainstay Large Cap Growth Fund	5,878,544	4,156,881
Sonic Corp. common stock	2,513,944	**

————————

*    Contract value as of December 31, 2013 and 2012, was $2,600,685 and $2,927,813, respectively.

**  Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended as follows:

Year ended
December 31, 2013
Mutual Funds	$5,819,879
Common/Collective Trust Fund	31,899
Employer Stock	1,308,135
Net appreciation in fair value of investments	$7,159,913

4.  Income Tax Status

The Plan has received a determination letter from the IRS dated October 15, 2007, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.  Related-Party Transactions

The DRC Fund is managed by Transamerica.  Because Transamerica is the Plan’s recordkeeper, transactions involving the DRC Fund qualify as party-in-interest transactions.  Additionally, a  portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock.  Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan.  In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust.  All of these transactions are exempt from the prohibited transaction rules.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2013

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$41,374,488	$32,173,538
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts held by
a common/collective trust	20,805	84,907
Net assets available for benefits per the Form 5500	$41,395,293	$32,258,445

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended
December 31, 2013
Net increase in net assets available for benefits per the financial statements	$9,200,950
Current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2013	20,805
Prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a
common/collective trust at December 31, 2012	(84,907)
Net income per the Form 5500	$9,136,848

Certain fully benefit-responsive contracts (common/collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair  value on the Form 5500.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year Ended December 31, 2013

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$97,300	$97,300

See accompanying report of independent registered public accounting firm.

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2013

		(c)
		Description of
		Investment including
		maturity date, rate of
	(b)	interest, collateral,
	Identity of Issue, Borrower,	par or maturity	(e)
(a)	Lessor or Similar Party	value	Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$62,161
	American Funds EuroPacific Growth Fund	79,033 shares	3,878,140
	American Funds The Income Fund of America	229,459 shares	4,731,436
*	Diversified Stable Pooled Fund	157,301 shares	2,621,490
	Dreyfus Intermediate Term Income Fund	346,759 shares	4,719,387
	Federated U.S. Treasury Cash Reserves	1,036,798 shares	1,036,798
	Goldman Sachs Growth Opportunities Fund	24,423 shares	743,669
	Invesco Growth and Income Fund	241,625 shares	6,528,709
	Invesco Small Cap Growth Fund	48,162 shares	1,911,050
	Invesco Small Cap Value Fund	131,175 shares	2,908,144
	JPMorgan Mid Cap Value Fund	23,747 shares	834,003
	Lazard Emerging Markets Equity Portfolio	41,973 shares	803,368
	Mainstay Large Cap Growth Fund	571,287 shares	5,878,544
	Oppenheimer International Bond Fund	145,424 shares	881,270
*	Sonic Corp. common stock	124,533 shares	2,513,944
*	State Street Institutional Liquid Reserves Fund	111,843 shares	111,843
	Total investments		40,163,956

*	Participant Loans	Interest rates from 4.25% to 7.00% with varying maturities	980,850
	Total		$41,144,806

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/s/ Claudia San Pedro
Claudia San Pedro, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee

Date:  June 4, 2014

EXHIBIT INDEX

Exhibit Number and Description

.1
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
32.01	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350